SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 2, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP’S BYLAWS

CHAPTER I

NAME, TERM, HEADQUARTERS, JURISDICTION AND PURPOSE

ARTICLE 1 - The joint stock company called Companhia de Saneamento Básico do Estado de São Paulo – SABESP is an integral part of the indirect management of the State of São Paulo, being ruled by these Bylaws, by Federal Law no.  6,404/76 and other applicable legal provisions.

Paragraph 1 – The Company shall exist for an indefinite term.

Paragraph 2 – The Company’s headquarters are located at Rua Costa Carvalho, 300, in the capital of the state of São Paulo.

Paragraph 3 – Whenever necessary to achieve the corporate purpose and in view of its operation area, the Company may open, institute, maintain, transfer or close down branches, facilities, agencies, offices, main branches, representation or yet designate representatives, in respect to the legal provisions and regulations.

ARTICLE 2 –  The Company’s main corporate purpose is to render basic sanitation services in view of its universal service in the state of São Paulo, without losing long-term financial sustainability, comprising the following activities: water supply, sanitary sewage, drainage and handling of urban rain water, urban cleaning and handling of solid waste, in addition to other related activities, including the planning, operation and maintenance of production systems, storage, preservation and trading of energy, to itself or third parties and trading of services, products, benefits and rights that, direct or indirectly, result from its assets, projects and activities, and it may also  operate as a subsidiary anywhere in the country or abroad providing the services mentioned above.

Sole Paragraph – In order to carry out the corporate purpose, the Company may constitute wholly-owned subsidiaries, have a stake in investment funds and enter into a joint venture with, by any mean, other public or private corporations, including upon the acquisition of consortium or subscription of a minority or majority installment of the capital stock.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 3 – The capital stock is six billion, two hundred and three million, six hundred and eighty-eight thousand, five hundred and sixty-five reais and twenty-three cents (R$6,203,688,565.23), divided in two hundred and twenty-seven million, eight hundred and thirty-six thousand, six hundred and twenty-three (227,836,623) exclusively one-class common shares, all registered with no par value.

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SABESP’S BYLAWS

Paragraph 1 – Regardless of a statutory amendment, the capital stock may be increased up to the limit of ten billion reais (R$10,000,000,000.00), upon resolution of the Board of Directors and authorization of the Fiscal Council.

Paragraph 2 – The issuance of founder’s shares and preferred shares are forbidden.

Paragraph 3 – The Company may directly charge the shareholder the cost for the share transferring service, in view of the maximum limits established by the legislation in force, as well as authorize the very collection per trustee in charge of the maintenance of book-entry shares.

ARTICLE 4 – Each common share is entitled to one vote at the Shareholders’ General Meeting’s resolutions.

CHAPTER III

SHAREHOLDERS’ GENERAL MEETING

ARTICLE 5 – The Shareholders’ General Meeting shall be called, instated and shall resolve, pursuant to the law, on all matters of the Company’s interest.

Paragraph 1 – The Shareholders’ General Meeting shall also be called by the Chairman of the Board of Directors or by the majority of acting board members.

Paragraph 2 – The Shareholders’ General Meeting shall be chaired by the Chairman of the Board of Directors or, in case of absence, by any other attending member; the Board of Director’s Chairman is responsible for appointing the member who shall replace him at presiding the Shareholders’ General Meeting.

Paragraph 3 – The chairman of the general meeting will choose, among the attendees, one or more secretaries, being allowed the use of own advisement in the company.

Paragraph 4 – The minutes of the general meeting shall be drawn up in the summary format, as provided for in article 130, paragraph 1, of Law no.6,404/76.

Paragraph 5 – All documents to be analyzed or discussed at the general meeting must be available to the shareholders at the Company’s headquarters and at the São Paulo Stock Exchange – BVSP (BOVESPA), as from the publishing date of the first call.

Paragraph 6 – The proof of the conditions of shareholder may occur at any moment until the start of the general meeting, by means of the presentation of the identity document, the receipt issued by the depositary financial institution of the book-entry shares informing the respective number and, in the event of constitution of an attorney-in-fact, of the competent power of attorney with the notarized signature and granted for less than one year.

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SABESP’S BYLAWS

CHAPTER IV

MANAGEMENT

ARTICLE 6 – The Company may be managed by the Board of Directors or by the Executive board.

CHAPTER V

BOARD OF DIRECTORS

ARTICLE 7 – The board of directors is the joint resolution committee responsible for the superior guidance of the company.

Members, investiture and term of office

ARTICLE 8 – The Board of Directors shall be composed of a minimum of five (5) and maximum of  fifteen (15) members, elected by the General Meeting, all with a two (2)-year unified term of office as from the election date. Reelection is allowed.

Paragraph 1 – The Company’s CEO shall integrate the board of directors, upon election of the general meeting.

Paragraph 2 – It will be incumbent upon the general meeting electing the board of directors to establish the total number of positions to be filled, within the maximum limited provided for in these Bylaws, and to appoint its chairman, who may not be the company’s CEO elected as board member.

Paragraph 3 – At least twenty percent (20%) of the board of directors’ members shall be independent, as per BOVESPA’s Novo Mercado Listing Rules, being also considered an independent board member the one elected by minority shareholders, pursuant to the legislation in force.

Paragraph 4 – When the application of the minimum percentage referred to in the previous paragraph result in a fraction number of board members, such number shall be rounded to the immediately higher number, when the fraction is equal to or greater than zero point five (0.5), or immediately lower number, when the fraction is lower than zero point five (0.5).

Paragraph 5 – The condition of independent board of directors’ member shall be expressly stated at the minutes of the Shareholders’ General Meeting that elect him.

ARTICLE 9 – The participation of a representative of the employees in the Company’s Board of Directors, with the same term of office as the other Members, is ensured.

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SABESP’S BYLAWS

Paragraph 1 – The representative member of the employees shall be chosen by the employees’ votes, in a direct election organized by the unions that represent them, with the collaboration of the Company whenever requested.

Paragraph 2 – The internal regulation of the board of directors may set forth the eligibility requirements and other conditions for the exercise of the representative of employees position.

ARTICLE 10 – The investiture in the position of board of directors member is subject to the execution of the Instrument of Commitment before the State, by means of the Conselho de Defesa dos Capitais do Estado (“CODEC”), State Council for the Protection of the Capital of the State, for purposes of article 118, paragraphs 8 and 9, of Law no.  6,404/76.

Sole paragraph – The provisions in this article do not apply to the board of directors’ member who represents employees, to that elected by minority shareholders and to that, notwithstanding elected by the State, is considered independent pursuant to these bylaws or the specific legislation.

ARTICLE 11 – The board of directors member who receives, free of charge, from the State, on a fiduciary basis, any share issued by the company to comply with the requirement of article 146 of Law no. 6,404/76, is hindered from selling it or encumbering it to third parties, repaying it immediately after he leaves the position, under penalty of undue appropriation.

Vacancy and Replacements

ARTICLE 12 – In the event of vacancy in any position of board of directors’ member before the end of the term of office, the general meeting shall be called to elect the substitute, who shall complete the term of office of the replaced person.

Operation

ARTICLE 13 – The board of directors will meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever necessary to the company’s interests.

Paragraph 1 – The board of directors’ meetings shall be called by its chairman, or by the majority of acting members, upon writing or electronic correspondence to all board members and also to the State, by means of the CODEC, in, at least, ten (10) days in advance and the agenda shall be pointed.

Paragraph 2 – The chairman of the board of directors shall supervise so that the board members individually receive, with the due antecedence in relation to the date of the meeting, the documentation with the necessary information to allow the discussion and resolution of the agenda, including, when the case may be, the proposal of the executive board and the manifestation of technical and legal character.

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SABESP’S BYLAWS

Paragraph 3 – The board of directors’ meetings shall be instated upon the attendance of the majority of its acting members, being the Chairman incumbent of presiding the activities or, in his absence, another board member appointed by him.

Paragraph 4 – In the event of urgency, the chairman of the board of directors may call the extraordinary meeting with any antecedence, and the meeting is allowed to be held by means of teleconference, videoconference or other qualified means of will manifestation of the absent board member, whose vote will be considered valid for all effects, without adverse effects to the subsequent drawing up and execution of the respective minutes.

Paragraph 5 – The Board of Directors shall resolve by majority of votes of the attending members, prevailing, in case of tie, the proposal that counts on the vote of the board member presiding the activities.

Paragraph 6 – The meetings of the board of directors will have as secretary whoever their chairman appoints and all resolutions will be recorded in minutes drawn up and registered in the company’s records, and a copy of them must be submitted to the State, by means of the CODEC, within five (5) days counted from their approval.

Paragraph 7 – The extract of the minutes shall be filed in the trade board and published, whenever it has resolutions destined to produce effects before third parties.

Duties

ARTICLE 14 – In addition to the duties set forth by the Law, the Board of Directors is also responsible for:

  to approve the strategic planning with the action guidelines, result targets and performance evaluation indexes;

  to approve annual and multi-year programs, with indication of the respective projects;

  to approve the budget of expenditures and investment of the company, with indication of the sources and uses of funds;

  to supervise the execution of the plans, programs, projects and budgets;

  to define goals and priorities of public policies compatible with the company’s operation area and its corporate purpose;

  to resolve on the policy of prices and tariffs of goods and services rendered by the company, respecting the regulatory framework of the respective sector.
  to authorize, the opening, installation and extinguishment of branches, facilities, agencies, mains branches, offices and representations;
  resolve on the capital stock increase within the limit authorized by these bylaws, establishing the respective subscription and payment conditions;
  to establish the maximum indebtedness limit of the company;

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  resolve on the issuance of common debentures non-convertible into shares and without real security and, the other types of debentures, on the conditions mentioned in paragraph 1 of article 59 of Law 6,404/76;

  to resolve on the declaration of interest on own capital or distribution of dividends due to the result for the current year, for the year ended or profit reserve, without adverse affects to the subsequent ratification of the general meeting;

  to resolve on the personnel policy, including the determination of the staff, plan of positions and salaries, general collective negotiation conditions, opening of a selective process to fill positions vacant and Profit Sharing Program;

  to previously authorize the execution of any legal businesses when the amount involved exceeds seventy million reais (R$70,000,000.00), including the acquisition, sale or encumbrance of assets, the obtainment of loans and financings, the assumption of obligations in general and also the association with other legal entities;

  to authorize the incorporation of a wholly-owned subsidiary or the interest in the capital of other companies, except the competence of the general meeting provided for in article 256 of Law no. 6,404/76;

  to approve the hiring of civil liability insurance in favor of the members of the statutory bodies, employees, agents and mandataries of the company;

  to grant licenses to officers, in compliance with the pertinent regulation;

  to approve its internal regulation and the internal regulation of the executive board and of the audit committee;

  to authorize the company to acquire its own shares, in compliance with the legislation in force and previously listening to the fiscal council;

  to previously express itself about any proposal of the board of executive officer or issues to be submitted to the general meeting;

  to call the examination of any issues comprised in the competence of the executive board and issue a binding guidance on it;

  to determine the guidance to be followed by the representative of the company at the general meetings of the companies in which it holds an interest;

  to evaluate the main risks of the company and verify the efficiency of the management and control procedures.

CHAPTER VI

EXECUTIVE BOARD

Members and term

ARTICLE 15 – The Executive Board shall be composed of six (6) members, all with a two (2)-year unified term of office, reelection is allowed.

Paragraph 1 – The CEO is responsible for:

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    representing the Company, as plaintiff or defendant, in or out of court, and may constitute, for such purpose, attorney with special powers, including powers to receive initial summons and notifications, pursuant to article 19 of these bylaws;

    call and preside the executive board’s meetings;

    coordinate the executive board’s activities;

    issue acts and resolutions that are related to or resulting from the executive board’s resolutions;

    coordinate the Company’s ordinary management, including the implementation of policies and the execution of resolutions taken by the shareholders’ general meeting, board of directors and joint executive board;

    coordinate the activities of other executive officers;

    preside over the Regulatory Affairs Committee;

    coordinate, evaluate and control duties related to:

  a)     CEO office;

  b)     integrated planning, corporate management and structuring;

  c)      communication;

  d)     negotiation of concession contracts;

  e)     auditing; and

  f)       ombudsman.

  Paragraph 2 – The Corporate Management Officer is responsible for:

    commercial processes and relationship with clients;

    human resources, quality and social responsibility;

    information technology;

    property;

    legal affairs; and

    supplies and contracts.

  Paragraph 3 –The Chief Financial Officer and Investor Relations Officer shall be responsible for:

    planning, raising and allocating financial resources;

    control department;

    accounting;

    investor relations;

    operations in the capital markets and other financial operations;

    indebtedness control;

    corporate governance;

    costs and tariffs;

    participating in the Regulatory Affairs Committee and implementing the Committee’s guidelines in the executive board, supported by the Regulatory Affairs Department.

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  Paragraph 4 –The Technology, Enterprises and Environment Officer shall be responsible for:

    environment;

    operational and technological development;

    quality control of water and sewage products;

    special investment  program; and

    special projects.

  Paragraph 5 –The Metropolitan Officer, in the metropolitan area of São Paulo, and the Regional Systems Officer, in the other areas of company operation in the State of São Paulo shall be responsible for:

    operation, maintenance and execution of works and services in the system of water supply, sewage collection and treatment, including in wholesale;

    commercial relations and customer service;

    control of the economic-financial and operational performance of its business units;

    participating in the Regulatory Affairs Committee and implementing in the respective executive  boards the regulatory guidelines as defined by the Committee, supported by the Regulatory Affairs Department.

    advisement to autonomous municipalities of water supply and sanitary sewage systems;

    negotiation of concessions with holders of services; and

    negotiation with the community and city halls, aiming at aligning the interests of its clients and of the company.

  Vacancy and Replacements

  ARTICLE 16 – In the absences or temporary impediments of any officer, the CEO shall appoint another member of the executive board to cumulate the functions.

  Sole paragraph – In his absences and temporary impediments, the CEO will be replaced by the officer appointed by him and, if there is no appointment, by the officer responsible for the financial area.

  Operation

  ARTICLE 17 – The executive board will meet, on an ordinary basis, at least twice a month and, on an extraordinary basis, by call of the CEO or of other two officers.

  Paragraph 1 – The meetings of the joint executive board will be instated with the attendance of at least half of the acting officers, considering approved the matter with the agreement of the majority of the attendees; in the event of a tie, the proposal with the vote of the CEO will prevail.

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  Paragraph 2 – The resolutions of the executive board will be recorded in minutes drawn up in the company’s records and signed by all attendees.

  Paragraph 3 – The CEO may, in the call for the meeting, allow the participation of the officers by telephone, videoconference, or other means of communication which may ensure the effective participation and the authenticity of their vote; the officer who virtually participates in the meeting will be considered present and his vote will be valid for all legal effects, without adverse effects to the subsequent drawing up and signature of the respective minutes.

  Duties

  ARTICLE 18 – In addition to the duties set forth by Law, it is incumbent upon the joint executive board:

  I.             to prepare and submit to the approval of the board of directors:

  a)    the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-year programs;

  b)    the strategic plan, targets and indexes, as well as the respective multi-year plans and annual programs of expenditures and investments of the company with the respective projects;

  c)    the company’s budget, with the indication of the sources and uses of funds, as well as their changes;

  d)    the evaluation of the performance result of the company’s activities;

  e)    quarterly reports of the company jointly with the financial statements;

  f)     Annually, the management report together with the balance sheets and other financial statements and respective notes, with the report of independent auditors and of the fiscal council and the proposal of allocation of the income for the year;

  g)    interim balance sheets, quarterly;

  h)   proposal of capital increase and of amendment to the bylaws, listening to the fiscal council, when the case may be;

  i)     proposal of the personnel policy;

  j)      the internal regulation of the executive board;

  II       to approve:

  a)    the technical-economic evaluation criteria for investment projects, with the respective responsibility delegation plans for their execution and implementation;

  b)    the plan of accounts;

  c)    the company’s annual insurance plan;

  d)    residually, within the statutory limits, everything related to the company’s activities which is not of private competence of the CEO, of the board of directors or of the general meeting;

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  e)    other company’s regulations, which are not of the private competence of the board of directors;

  III      to authorize, respecting the limits and guidelines established by the Law and by the board of directors, acts of resignation or judicial or extrajudicial transaction, to end litigations or holdovers, establishing amount limits for the delegation of the practice of these acts by the CEO or any other officer;

  IV     to previously authorize the execution of any legal businesses when the amount involved exceeds ten million reais (R$10,000,000.00), without adverse effects to the competence attributed by the bylaws to the board of directors, including the acquisition, sale or encumbrance of assets, the obtainment of loans and financings, the assumption of obligations in general and also the association with other legal entities.

  Sole paragraph – The internal regulation of the executive board may show in details the individual attributions of each officer, as well as to subject the practice of certain acts comprised in the specific competence areas to the previous authorization of the joint executive board.

  Representation of the company

  ARTICLE 19 – The company bound before third parties (i) by the signature of two officers, one necessarily the CEO or the officer responsible for the financial area; (ii) by the signature of an officer and one attorney-in-fact, according to the powers in the respective power of attorney; (iii) by the signature of two attorneys-in-fact, according to the powers in the respective power of attorney; (iv) by the signature of one attorney-in-fact, according to the powers in the respective power of attorney, in this case exclusively for the practice of specific acts.

  Sole paragraph – The powers of attorney will be granted with a determined term, and will specify the powers granted; only the powers of attorney for the forum in general shall have an undetermined term.

  CHAPTER VII

  FISCAL COUNCIL

  ARTICLE 20 – The company shall have a permanent fiscal council, with the competences and duties provided for by the law.

  ARTICLE 21 – The fiscal council shall be composed of at least three (3) and at most five (5) sitting members, and the same number of deputies, annually elected by the shareholders’ general meeting. Reelection is allowed.

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  Sole paragraph – In the event of vacancy or impediment of the sitting member, the respective deputy will assume.

  ARTICLE 22 – The fiscal council will meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever called by any of its member or by the executive board, drawing up the minutes in the company’s records.

  CHAPTER VIII

  COMMON RULES TO THE STATUROTY BODIES

  Investiture, Impediments and Prohibitions

  ARTICLE 23 – The members of the statuary bodies shall prove, by means of presentation of their resume to the CODEC, that they have professional, technical or administrative capacity, experience compatible with the position, moral credibility and immaculate reputation.

  Sole paragraph – The provisions in this article are only applied to the members elected by the controlling shareholder.

  ARTICLE 24 – The members of the statutory bodies will be invested in their positions upon the execution of the instrument of investiture drawn up in the respective book of minutes, and of the respective Instrument of Consent, according to the model established in the BOVESPA’s Novo Mercado Listing Rules.

  Paragraph 1 – The instrument of investiture shall be signed in within thirty (30) days following the election, under penalty of its inefficiency, except for a justification accepted by the body for which the member has been elected, and shall contain the indication of at least one domicile to receive notifications and summons of administrative and judicial procedures, related to acts of his management, and the change of the domicile indicated is allowed only by means of a written communication.

  Paragraph 2 – The investiture will be subject to the presentation of the declaration of assets and values, as provided for in the state legislation, which shall be annually updated and at the end of the term of office.

  ARTICLE 25 – Except in the assumption of resignation or dismissal, the term of office of the members of the statutory bodies is considered automatically postponed, until the investiture of the respective replacements.

  Compensation and Licenses

  ARTICLE 26 – The compensation of the members of the statutory bodies shall be

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  established by the general meeting and there shall not be accumulation of earnings or any advantages due to the replacements occurring by virtue of vacancy, absences or temporary impediments, pursuant to these bylaws.

  Sole paragraph – It is allowed to the officer, who on the date of the investiture belongs to the company’s staff, to opt for the respective salary.

  ARTICLE 27 – The officers may request to the board of directors removal by unpaid leave, as long as for a term not longer than three (3) months, which shall be recorded in minutes.

  CHAPTER IX

  FISCAL YEAR AND FINANCIAL STATEMENTS

  PROFITS, RESERVES AND DIVIDEND DISTRIBUTION

  ARTICLE 28 – The fiscal year shall match the calendar year, and after the closing of the fiscal year, the executive board shall require the preparation of the financial statements, pursuant to the law.

  ARTICLE 29 – Common shares shall be entitled to the minimum mandatory dividends of twenty-five percent (25%) of the fiscal year’s net income, after the deductions established or authorized by law.

  Paragraph 1 – Dividends may be paid by the company as interest on equity.

  Paragraph 2 – The company may draw interim balance sheets, quarterly, for purposes of payment of dividends or payment of interest on equity.

  Paragraph 3 – The approved dividends shall not accrue interest and those that are not claimed within three (3) years as of the date of the Shareholders’ General Meeting that approved them, shall lapse in favor of the Company.

  Paragraph 4 – The board of directors may propose to the general meeting that the remaining balance of the income for the year, after the deduction of the legal reserve and of the minimum mandatory dividend, is destined to the creation of a investment reserve, which will comply with the following principles:

     I -         its balance, jointly with the balance of the other profit reserves, except the reserves for contingencies and of unrealized profits, may not exceed the capital stock;

   II -         the reserve has as purpose to ensure the investment plan and its balance may be used:

  a)   in the absorption of losses, whenever necessary;

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  b)   in the payment of dividends, at any moment;

  c)   in the operations of redemption, reimbursement or purchase of shares, authorized by law;

  d)   in the incorporation to the capital stock.

  CHAPTER X

  WINDING UP

  ARTICLE 30 – The company shall enter into liquidation in the cases provided for by law, and the Shareholders’ general meeting shall be responsible, as the case may be, for determining the means of liquidation and appointing the liquidator, fixing his/her remuneration.

  CHAPTER XI

  DEFENSE MECHANISM

  ARTICLE 31 - The company shall ensure the members of its statutory bodies, through external legal counsel, the technical defense in legal and administrative lawsuits proposed during or after their respective terms of office, for acts related to the performance of their duties.

  Paragraph 1 – The same protection is extended to the company`s employees, representatives and proxies who have acted to the extent of the powers conferred upon them, pursuant to Article 19 of these Bylaws.

  Paragraph 2 – The company shall keep a permanent contract with one or more preeminent reputed law firms, or have preapproved law firms, with the purpose of being ready to undertake, at any time, the technical defense of the agents encompassed by this article.

  Paragraph 3 – The contracting shall seek to ensure that the technical defense is continued by the same law firm that started the defense of an agent until the end of said proceeding, unless the agent elects another law firm that shall be hired by company for the same purpose.

  Paragraph 4 – If, by any reason, no preapproved or hired law firm has been hired by the company, the agent may hire a legal counsel he trusts and have the legal fees or any other expenses incurrent in his technical defense paid to him in advance or reimbursed by the company, after presenting evidence that such expenses have been or will be incurred, provided that the amounts involved have been approved by the Board of Directors as to their reasonableness.

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  Paragraph 5 – The company shall ensure the technical defense as well as access in real time to all required documentation for this effect. It shall also bear all legal costs, charges of any nature, administrative expenses and court deposits.

  Paragraph 6 - Agents found guilty or held liable, with a final and unappealable decision, shall be obliged to reimburse the company for the amounts effectively disbursed, except when it is evidenced that they acted in good faith and in pursue of corporate interest.

  Paragraph 7 – The company may contract insurance on behalf of the members of its statutory bodies, as well as of its employees, representatives and proxies, for covering liabilities arising from the performance of their duties.

  CHAPTER XII

  AUDIT COMMITTEE

  ARTICLE 32 - The Company shall have an Audit Committee composed of three Board of Directors’ Members, who shall cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) availability of time.

  Paragraph 1 – All members of the Audit Committee shall comply with the Independence requirements provided for in the applicable legislation, without prejudice to any allowed exoneration.

  Paragraph 2 - All members of the Audit Committee shall have sufficient technical knowledge in accounting and financial matters, being advisable that at least one member has also good knowledge of the internationally-accepted accounting standards, besides having experience in analysis, preparation and evaluation of financial statements and having knowledge of internal controls and policies for disclosing information to the market.

  Paragraph 3 – The minimum availability required from each member of the Audit Committee shall correspond to thirty (30) hours per month.

  ARTICLE 33 - The Audit Committee’s members may be designated simultaneously with their appointment to the Board of Directors, or by later resolution of the Board of Directors itself.

  Sole paragraph – The Audit Committee’s members shall exercise their function for the same period as the respective term of office of the Board of Director’s Member, or until otherwise resolved by the Shareholders’ General Meeting or the Board of Directors itself.

  ARTICLE 34 - It shall fall to the Audit Committee:

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    to evaluate the guidelines of the hiring process of an independent audit company, as well as other conditions for service provision, recommending the hiring to the board of directors;
    to justifiably propose the replacement of the independent audit company;
    to express prior opinion on the hiring of other services from the independent audit company, or companies related thereto, that are not comprised in audit typical activities;
    to express its opinion, at any time, about the performance of the accounting and internal audit departments, proposing to the Executive Board the measures that it deems appropriate;
    to deal directly with the internal audit department and the independent auditors, following up on the respective work, together with the Economic-Financial and Investor Relations Office;
    to analyze the internal audit’s and the independent auditors’ reports before they are submitted to the Board of Directors;
    to see that the material resources made available to the internal audit are adequate;
    to follow up on the preparation of the quarterly, interim and annual financial statements, seeking to ensure their integrity and quality, informing the board of directors when necessary;
    to constantly evaluate the accounting practices, the internal controls and processes adopted by the Company, seeking to identify critical issues, financial risks and potential contingencies, and proposing such improvements as they deem necessary;
    to follow up on Company’s compliance activities;
    to request the hiring of specialized services to support the Audit Committee’s activities, whose remuneration shall be supported by the Company, within its annual approved budget;
    to receive and handle denunciations and complaints from third parties on issues related to accounting, internal accounting controls and audit.

  Paragraph 1 – Resolutions of the Audit Committee shall made by the majority of its members, without prejudice to the right of its members to individually request information and examine Company’s books, documents and papers.

  Paragraph 2 – Reports made by the internal audit department and by the independent audit company shall always be simultaneously submitted to the Executive Board and the Audit Committee’s members.

  ARTICLE 35 – The Audit Committee shall draft its Internal Regulations, and submit them to Board of Directors’ approval.

  Sole paragraph – The Internal Regulations may expand the powers of the Audit Committee, and shall also provide for the holding of periodic meetings, the form of registration of its

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  opinions and resolutions, in addition to other issues deemed appropriate to the good development the work.

  ARTICLE 36 - The remuneration of the Audit Committee’s members shall be differentiated from that of the other Board of Directors’ Members, by virtue of their greater dedication and responsibilities undertaken.

  ARTICLE 37 - The Audit Committee shall have its own annual budget approved by the Board of Directors.

  Sole paragraph - The Executive Board shall promptly make available the financial resources requested by the Audit Committee for the performance of its duties, within the limit of the approved budget.

  CHAPTER XIII

  REGULATORY AFFAIRS COMMITTEE

  ARTICLE 38 – The Regulatory Affairs Committee is a joint committee composed of the chief executive officer and (1) chief financial officer and investor relations officer (2) metropolitan officer and (3) regional system officer, in charge of defining the guidelines, strategies and regulation recommendations for the Company and coordinating the works of the Regulatory Affairs Department, except for the Board of Directors’ authority.

  Paragraph 1 – The CEO shall preside over the Committee and propose its charter to be approved by the joint committee.

  Paragraph 2 – The Head of Regulation shall be the executive secretary of the Committee who shall attend the Committee’s meetings.

  Paragraph 3 – This body’s resolutions shall have a binding effect, and it shall be incumbent upon the executive boards to implement them within the scope of their authority.

  Paragraph 4 - the executive board not composing the joint committee shall be previously consulted about the issues involving activities under its responsibility.

  ARTICLE 39 – The Regulatory Affairs Committee shall hold ordinary meetings, at least, monthly and extraordinarily, when summoned by any of its members.

  CHAPTER XIV

  ARBITRATION

  ARTICLE 40 - The Company, its shareholders, Managers and the members of the Fiscal Council undertake to submit to arbitration any and all dispute or controversy that may arise

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  between them, related to or caused by, particularly, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions set forth in Law 6,404/76, in these Bylaws, in the rules issued by the Conselho Monetário Nacional (National Monetary Council),

   by the Central Bank of Brazil, and by the Comissão de Valores Mobiliários (“CVM”), as well as in the other rules applicable to the operation of the capital market in general, besides those provided for in the Regulamento de Listagem do Novo Mercado (Novo Mercado Listing

  Regulations), the Contrato de Participação do Novo Mercado (Novo Mercado Participation Agreement) and the Arbitration Regulations of the Câmara de Arbitragem do Mercado (Market Arbitration Chamber), to be carried out by the Câmara de Arbitragem do Mercado instituted by BOVESPA, pursuant to the Regulations of the referred Chamber, subject to the reservation applicable to the inalienable rights.

  CHAPTER XV

  CHANGE OF CONTROL AND CANCELLATION OF THE PUBLICLY-HELD COMPANY REGISTRATION

  ARTICLE 41 - The disposition of the share control of the Company, either through a single transaction or through a number of successive transactions, shall be contracted on the suspensive or resolutory condition that the new controlling shareholder undertakes to make a public offer for the acquisition of the shares held by the other shareholders of the Company, subject to the terms and conditions provided for by the legislation in force and in the Regulamento de Listagem do Novo Mercado da BOVESPA, so as to ensure them equal treatment as compared to the Controlling Shareholder.

  Sole paragraph – The Company shall not register any shares transfer to the Purchaser of the control, or to that (those) that may hold the control, while he/she(they) do(es) not execute the relevant Instrument of Controlling Shareholder’s Consent, required by the applicable regulations.

  ARTICLE 42 - The public offer referred to in the previous article shall also take place in the following cases:

        I.        onerous assignment of shares’ subscription rights and of other titles or rights in connection with securities convertible into shares, that results in the disposition of the Company’s control; and

    disposition of the control of a company that controls the Company, provided that in that event the Seller Controlling Shareholder shall disclose to BOVESPA the value ascribed to the Company for such disposition and attach the documents that evidence its value.

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  ARTICLE 43 - The shareholder that already holds shares of the Company and acquires the control by virtue of a private share purchase agreement entered into with the controlling shareholder, regardless of the number of shares purchased, shall:

    make the public offer as provided for in Article 41 herein; and

    reimburse the shareholders from whom it/he/she has purchased shares in a stock exchange within the six (6) month period before the date of the sale of the Company’s control, case in which it/he/she shall pay those former shareholders any balance between the amount paid to the seller controlling shareholder and the amounts paid in the stock exchange for company’s shares within the same period, monetarily adjusted until the payment date.

  ARTICLE 44 - Without prejudice to the legal and bylaws’ provisions, the cancellation of Company’s registration as a publicly-held company shall be preceded by a shares’ public offer, to be made by the shareholder that holds the Control (“Offeror”), whose minimum price must be the economic value assessed in an appraisal report based on a methodology recognized by the CVM or based on criteria further defined by CVM, in accordance with the following article.

  ARTICLE 45 - The appraisal report referred to in the previous article shall be prepared by an expert company with proven background and independent as far as Company’s decision power, its managers and controlling parties are concerned, besides meeting the requirements of paragraph 1 of article 8 of Law n. 6,404/76 and it shall include the liability provided for in paragraph 6 of the same article of the Law.

  Paragraph 1 – The choice of the expert company in charge of the assessment of company’s economic value shall fall to the Shareholders General Meeting upon the submission of a list of three companies by the Board of Directors, provided that the respective resolution shall be made by absolute majority of votes of the outstanding shares, cast in the Shareholders’ General Meeting that makes the resolution on such matter, the blank votes being excluded.

  Paragraph 2 – Without prejudice to the previous paragraph, in case the Shareholder’s General Meeting is instituted in first call, the attendance of the shareholders representing at least twenty per cent (20%) of the total of the outstanding shares is required. If instituted in second call, no minimum of shareholders representing outstanding shares is required.

  Paragraph 3 – The costs of preparation of the appraisal reports shall be fully borne by the Offeror.

  CHAPTER XVI

  EXIT FROM THE NOVO MERCADO

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  ARTICLE 46 - The exit of the Company from the Novo Mercado shall be approved in a Shareholder’s General Meeting, and such resolution shall specify if the exit is due to the cancellation of the publicly-held company’s registration or because its securities will be registered for trade outside the Novo Mercado, and shall be informed to BOVESPA in writing thirty (30) days in advance.

  Paragraph 1 – The Controlling Shareholder shall make a public offer for the acquisition of shares owned by the other Company’s shareholders, for at least the respective economic value, to be assessed pursuant to the provisions of article 45, if the exit of the Company from the Novo Mercado takes place:

    when the Company’s securities will be registered for trade outside the Novo Mercado; or

    by virtue of a corporate restructuring transaction, in which the resulting company is not admitted to trading in the Novo Mercado.

  Paragraph 2 - The news on the public offer shall be informed to BOVESPA and disclosed to the market immediately after the Shareholder’s General Meeting that has approved the referred exit or reorganization.

  CHAPTER XVII

  MISCELLANEOUS

  ARTICLE 47 – Until April 30 of each year, the Company will publish its table of positions and functions, filled and vacant, related to the previous year, in compliance with the provisions in paragraph 5, of article 115, of the State Constitution.

  ARTICLE 48 – The Company may sponsor private pension plans, under the defined contribution scheme, to employees, being it incumbent upon the Board of Directors to resolve on the conditions set forth in the respective regulations, as well as on the percentage of contribution of the sponsor, regular and extraordinary, pursuant to the governing laws.

  Sole Paragraph – The Company may remain as sponsor of the private pension plan under the defined benefit scheme, which is under extinguishment phase, forbidding the entry of new participants, as well as the increase of respective benefits.

  ARTICLE 49 – In view of the provisions in Article 101 of the São Paulo State Constitution, regulated by State Decree 56,677 of January 19, 2011, the engagement of attorney liable for heading the Company's legal services shall be subject to the approval of the person appointed by the State Attorney General, observing objective qualification, expertise and professional experience criteria.

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  ARTICLE 50 – The Company shall allow the direct dialogue of its attorneys with the State Attorney General or another State Attorney appointed thereby, aiming at ensuring a continued and coordinated performance, observing the limits set forth in Article 101 of the State Constitution, in compliance with the duties and prerogatives inherent to his professional activity.

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  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
  Date: April 6, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.